

INVEST IN **PRANOS.AI**

Transforming vehicular communication by converting vehicle windows into digital displays

pranos.ai Palo Alto, CA Hardware B2C Media Transportation

Highlights

1. In production, fulfilling orders, and actively ramping up to meet demand.
2. Featured on ESPN, Supercar Blondie and more— 5M+ views on TikTok & Instagram (@pranosai)

3. Non-provisional patent filed with the USPTO, bearing Patent Application Number US 2023/0120041 A1.

4. CEO is a Fortune Magazine& Forbes Contributor; Cofounder William Stanislaus is a Y Combinator Alumni

5. Partnered up with Vinfast (automotive manufacturer) for CES 2023 & Vinfast Grammy Event

Featured Investors



Dr. Jeffrey Ayers

Invested $3,000 ⓘ

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Syndicate Lead

Husband of 35 years. Father of 4. Board certified doctor 30 years, entrepreneur, cert. investor, founder of new med spa in Utah.

gallerymedicalspa.com

"Have you ever wanted to be part of something big - but you weren't sure how, or you weren't asked to participate? Have you ever said: "when I make a bit more money then I might start investing"?Hi, I'm Dr. Jeffrey Ayers and I have been practicing medicine for nearly 30 years. I am an entrepreneur, a certified investor and Ive invested in start up companies for the last 10 years. When it comes to investing - I focus on what I like, what I am passionate about and what I think is a fantastic ide..."

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Other investors include Frank Shamrock & 497 more

Our Team



David Astoria Founder & CEO



Fortune Magazine & Forbes Contributor |Mentor/Sponsor for Computer Science Capstone Projects at UC Irvine| Fmr Co-owner at Grabbit(YC S18)|Advisor for KIC Startups(Korean government backed orgs)david@pranos.ai

> "At Pranos, we unlocked unlimited possibilities by reimagining the automobile as a tool for self-expression in the out-of-home landscape. Our focus is on providing premium tools and a decentralized grid of communication for our users." - DA



William Stanislaus Co-founder & Advisor (YC Alumni)

Fmr Cofounder & CTO Grabb-it (YC S18) | Principal Software Engineer at Ericsson | Sr Engineering Manager at NETGEAR | WLAN Design & Release at Avaya | University of Aberdeen |



Nathan Allison Co-founder & COO

Co-Founder of Pranos | $3.5 billion in completed transactions over 20 year investment career | Graduate of UPenn's Wharton School of Business - Distinguished as a Martin Bucksbaum Fellow|

Navu Singh CTO

Senior Firmware Engineer at Tesla | System Engineer at Boeing Corp| Lead Firmware Engineer at Misfit, Fossil Groups| Senior System Engineer at Minit Charger| NASA Robotics Alumni Association Member,



Fiona Xiong Software & Firmware Engineering Intern

MS, Computer Science at Northeastern University|Senior Lead Auditor at Ernst& Young|



Dhruv Ahuja Software Engineering Intern

CS at UC Berkeley



Hamza Mahmood Software Engineer, Intern

Pursuing a Bachelor's in Computer Science at University of Delaware.



Sticky FINGAZ Entertainment Industry Advisor

Kirk Jones, better known by his stage name Sticky Fingaz, is an American hardcore rapper, record producer, actor, film director, film editor and writer, best known as a member of multi-platinum hardcore rap group Onyx.



David Stone Hardware Advisor

Award-winning writer for PCMAG and computer industry consultant

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Video of Hologlass System in Action: Controlled by Our Mobile App


pranos
Pranos Hologlass Operated by App (Car window ...
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WELCOME BACK
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With our cutting-edge technology, transform your window into a high-definition display and deliver dynamic content outdoors instantly.



The Mission

At Pranos, we're not just in the business of outdoor advertising. We're in the business of empowering people to express themselves like never before. We believe that everyone has a voice, and that voice deserves to be heard loud and clear, whether they're walking down the street or cruising in a car.

Our mission is to put the power of uncensored self-expression in the hands of our customers, while also providing businesses with the tools they need to monetize their brand and connect with their audience in a meaningful way.

With our revolutionary technologies, we're transforming the world of outdoor advertising and creating a new paradigm of communication. We're not just selling billboards or digital displays, we're selling freedom, creativity, and limitless potential.

Join us on our mission to change the world of broadcasting and empower people to make their voices heard like never before.


Pranos Hologlass Front windshield Car window D...
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Pranos x Vinfast (automotive manufacturer) at CES 2023


Vinfast x Pranos - CES 2023
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The Vision

Our vision is to bring the world together through a revolutionary decentralized network of digital displays. Our innovative system is designed to be dynamic, interconnected, and accessible to all, providing a powerful platform for content distribution and emergency communication in outdoor spaces. Our goal is to make this technology affordable and easy to use, creating a truly global community connected by the power of digital media. Join us on this journey to transform the outdoor landscape and change the way we communicate with each other.

Introducing the Hologlass display system...


pranos
Hologlass System
pranos
Hologlass System
Broadcast your story in HD
Compatible with most car makes and models
Reach a new audience
pranos



WHY INVEST IN PRANOS?

Here are a few reasons why you should invest in Pranos.

#1. Highly Anticipated product


lighting up the parking lot
with Eminem


pranos
5882
24
45
@pranosai · 8-22
run any content you like. Pranos is coming to a road near you. #fypシ #hiphop #eminem #car #media #tech #viral #music
It - @Clutch Get On It - @
25.6K views, 45 shares
More data




Pranos video with over 1 million views on TikTok ...
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POV: I hope this uber driver allows me to have the aux
Pranos · 3-19
Its called hologlass. #uber #ubereats #uberdriver #car #carsoftiktok #ca... more
original sound - pranosai
Search · holo glass price
More data
Watch on YouTube

Our TikTok (@pranosai) & Instagram (pranos.ai) have amassed more than 5 million views combined. Several videos have gone over 1 million.


Pranos
TikTok Studio
Instagram
Learn more
Sort videos into playlists
kicked out by his wife for
Pinned
Pinned
Pinned


1.3M
POV: I hope this uber driver allows me to have the aux
1.1M
693.1K
you can apparently game on windshields now
3,587
my friend's wife said we couldn't watch the game in the house
67K
and best buy looks closed..
32.7K

Pinned videos over 1 million views on TikTok


pranos.ai
Testimonials
New
people posing in front of Drake's suv backstage at coachella


2.8M
POV: your neighbor draining his battery while charging his car
1.4M
tell me why my uber driver turned this on and cancelled my ride last minute
1.8M
my friend's wife said we couldn't watch the game in the house so we had to watch it out here
22.3K
Racing on a windshield.
3,851
Kendrick spotted in line trying to get into the white party
183K

pinned videos with over 1 million views on Instagram


pranos
Pranos Hologlass Installation (Car window displ...
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pranos

#2. First to Market - *Early mindshare* with consumers and advertisers yields profitability

#3. Patents - *Patents pending* covering all products in US and international markets

#4. Team - *Diverse team* of highly skilled professionals to scale the business

#5. Rapid Scalability - Our system *cost less* than alternative products

#6. Easy Setup - Works on any window and *installs in minutes*

#7. Display Quality - Interactive *high-definition* images and video vibrant at night

OUR PRODUCTS

HoloGlass & HoloWalls

HoloGlass & HoloWalls

Imagine a world where your car window or storefront can be transformed into a dynamic canvas for your creativity. With HoloGlass and HoloWalls, you can effortlessly showcase any content you desire, whether it's captivating videos, mesmerizing commercials, informative demonstration signs, or stunning custom artwork.

Gone are the days of being constrained by the limitations of traditional advertising. With HoloGlass and HoloWalls, anything you play on your phone can be seamlessly mirrored onto these digital displays, unlocking endless possibilities for self-expression and engagement. Join us on this revolutionary journey as we reshape the future of outdoor communication.


Media Player
LIVE
More From Gallery
Playlist
Favorites
Coming soon to
GET IT ON
Google Play
Download on the
App Store


PRANOS.ai
Connect your device


SAMSUNG
PRANOS
My Devices
1
MyProjector1 LIVE
Pranos1
Connected
2
MyProjector2
Pranos1
Connected
MyProjector3
Pranos1
Disconnected
Device
Gallery
Control
Profile


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Pranos car window display technology (Clip for U...
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STOP


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There are two (2) options to publish content on your vehicle with HoloGlass.

#1. HoloGlass - *Rear Windshield*


PRANOS.ai

#2. HoloGlass - *Rear Side Window*




PRANOS.ai

HoloWall - Projection Display

Our HoloWall system lets you publish dynamic evening content on your storefront.


ABSOLUTELY
NO
AT ANY TIME

* rendered drawing shown above *

HoloFilm- Our film allows for 100% transparency & visibility


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Pranos HoloFilm Transparency demo


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[PRANOS HARDWARE]

HoloGlass Car Window Display System


pranos
HoloGlass System


Your Story
Everywhere
pranos

Easy to install!


PRANOS

Current Version 1.0

- Bright, Hi-Resolution to garner attention
- Internet connectivity via mobile phone
- Pranos custom built media player for content delivery

• Custom OS with Pranos app

Phase II

• High resolution transparent digital flexible OLED screen integration for display on rear passenger side windows and rear back windows



PRANOS SOFTWARE

Current Version

• Mobile app for broadcasting media content on HoloGlass/HoloWall

• Playlist creation from local or online content (YouTube, Facebook,

TikTok, etc.)


PRANOS.ai
Connect your device
My Devices
Connected
Disconnected
Media Player
Select from your media library
Create your playlist
Playlist
Summer 2021
Control your broadcast
Your story everywhere
Available now
App Store

Phase II

Phase II includes migrating content to a cloud-managed CMS and implementing real-time location tracking for displays. Revenue streams for display owners on The GRID will be generated through programmatic ad platform integration and social media/peer ad support.


With our platform and business model, we are dominating old media.
ADVERTISE HERE
931-484-9591
FLYNN
BE THE CHANGE IN YOUR COMMUNITY
LOST DOG
Fly Emirates
FIFA 20
PRANOS.ai
The road to self-expression
6



The Problem



The problem.
No Outdoor Publishing
Platform exists at scale
NO Farmers
NO Food
The solution.
Pranos creates the first
Outdoor Publishing Platform
for consumer generated
content displayed on or off-line
PRANOS.ai

THE BUSINESS MODEL

At the core of our venture is the HoloGlass, our display system seamlessly integrated with our app. Users wield the power to curate dynamic playlists and broadcast diverse videos, tailored to suit any local environment.

These systems transcend mere advertising—they're a canvas for limitless creativity. Through our user-friendly app, crafting personalized playlists becomes effortless, enabling diverse applications from entertainment to informative displays.

While our future includes developing an ad grid and subscription models, our present focus remains on ensuring the robustness and adaptability of these systems. Our goal is to maximize their utility, fostering a community where creative expression meets practical functionality



Outdoor Publishing Platform
Creating an avenue for content creators that is trackable, dynamic and efficient
Enhancing the driving experience for consumers and passive income opportunities for drivers
PRANOS.ai
4

OPP and The GRID

Pranos has created a revolutionary Outdoor Publishing Platform (OPP) that enables dynamic, uncensored, and mobile information flow. Our system allows ride-share drivers to earn passive income while streaming high-definition content, receiving live news feeds, exclusive content, and relevant offers from sponsors. We believe that Pranos is the key to profitability in the ride-share industry and the first of its kind.



The competition.


Pranos Outdoor Publishing Platform
vs.
Traditional
Digital Media
Pranos is the creator of the digital Outdoor Publishing Platform, which is dynamic, uncensored, and mobile
facebook
Snapchat
Google
Instagram
Our competition is traditional digital media, which is censored, not prevalent out-of-home, and difficult to gain followers and viewers
PRANOS.ai
1

Conventional outdoor advertising options like billboards, taxi toppers, and signs are outdated and limited by their lack of targeting. In 2020, the US only had 343,000 billboards available for advertisers, as reported by the Out of Home Advertising Association of America. But with Pranos' cutting-edge HoloGlass and HoloWalls, we offer superior alternatives that are hyper-targeted and have a vast inventory worldwide. Our solutions provide detailed metrics and attribution data to prove their effectiveness, making Pranos the perfect partner for businesses looking to reach their desired audience with precision and impact.


Huge market opportunity.
1.4B
Quantity WW
14M
Target Market Share
3M
30K
Sq. Ft. in US
70B
70M
Target Market Share


1.4M
10% of
target market
Cars
3K
Buses
7M
10% of
target market
Commercial Real Estate
Source: Google
PRANOS.ai
7

MARKET OPPORTUNITY

In the United States alone, there are over 1.4 billion private cars and millions of buses on the road, with roads occupying around 60% of the city's real estate. Our cutting-edge technology provides an opportunity to enhance motor vehicles, allowing for immediate scalability in the heart of the city and maximum visibility for your displays. Moreover, the US boasts over 70 billion square feet of commercial real estate, which presents an excellent opportunity for expanding our Outdoor Publishing Platform (OPP).


Target customers.
Our units are built to be owned by everyday consumers, content creators and advertisers.
We will leverage our existing relationships and form new strategic partnerships with some of the most notable companies and brands.
INTERSCOPE RECORDS
Starcom Mediavest Group
TYLER PERRY STUDIOS
Bloomberg
TOYOTA
NFL
Coca-Cola

Display owners have the option to subscribe to The ***GRID*** where they can earn money publishing content worldwide.


pranos
People's Reactions of Pranos in NYC
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WE ARE AIMING TO GO EVERYWHERE


Global partnerships.
Canada
USA
France
Denmark
China
South Korea
Chile
Brazil
Nigeria
Saudi Arabia
Singapore

Pranos has forged a robust network of global partners poised to assist in the worldwide launch of Pranos. Multiple markets that the company is targeting are illustrated above.

THE INVESTMENT OPPORTUNITY

We're raising up to $650,000 through a convertible note offering, and for a limited time, early investors can participate at a discounted valuation cap of approximately $8 million. After our early bird is subscribed, the rest of the round will be sold at a valuation cap of $9 million.

Pranos is disrupting the outdoor advertising industry with our HoloGlass and HoloFilm technologies. Our solutions offer hyper-targeted advertising opportunities with detailed metrics and attribution data that traditional outdoor advertising simply can't match.

If you want to learn more about Pranos and our vision for the future, please visit our website at www.pranos.ai or email us at admin@pranos.ai. And if you have any questions, let's schedule a Zoom call at https://calendly.com/davidastoria

Join us on this exciting journey and be a part of revolutionizing the advertising industry with Pranos.


PRANOS.ai
Pranos HoloGlass
Pranos


00:42
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